January 26, 2007

Faxed to: 202-772-9368

Mr. Roger Schwall,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

RE:	Battle Mountain Gold Corp. (“Registrant”)

Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 30, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed April 10, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed July 21, 2006

Response letter dated September 12th, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed October 3, 2006

Response letter dated October 2, 2006

Response letter dated October 26, 2006

Form SB-2/A filed November 30, 2006

Form 10Q/A for the period ended June 30th, 2006 filed November 30, 2006

Response letter Dated December 20th, 2006

Form SB-2/A filed January 26th, 2007

Form 10Q/A for the periods ended June 30th and September 30th, 2006 filed January 25th, 2007

SEC File Number 0-50399

Dear Mr. Schwall:

In response to your comment letter of December 20th, 2006, the Company respectfully submits the following responses to your enumerated paragraphs.

Form 10-QSB/A for the Fiscal Quarter Ended June 30th, 2006

Statement of Operations, Page 3

1.

We have restated our quarterly financial statements for the period ended June 30, 2006 and September 30, 2006 on Form 10Q-SB, to reflect the deferral of the debt issuance costs as per paragraph 16 of APB 21.

Revenue Recognition, Page 7.

2.

We have revised our quarterly financial statements for the period ended June 30, 2006 and September 30, 2006, to present proceeds received for the period prior to our ownership of the royalty assets, as a reduction in purchase price.

Note 7, Warrants page 11

3.	We have revised our quarterly financial statements for the period ended June 30, 2006 and September 30, 2006 on Form 10Q-SB to reflect the warrant issuance as a capital transaction.

CW971551.1

Engineering Comments

Amendment No. 1 to Registration Statement on Form SB-2

4. We have removed the estimates from the filing.

Closing Comments

In addition, the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank you again for your kind cooperation and assistance.

Very truly yours,

/s/ Mark Kucher

Mark Kucher

Chairman and CEO

cc:	Chisholm, Bierwolf & Nilson
Clark Wilson LLP

CW971551.1